Filed pursuant to Rule 433
February 5, 2008
Relating to Preliminary Pricing Supplement No. 487 to
Registration Statement Nos. 333-137691, 333-137691-02
Dated September 29, 2006
ABN AMRO Bank N.V. Partially Principal Protected Notes
Preliminary Pricing Sheet – February 5, 2008
2 YEAR YIELD DISCOVERY NOTES LINKED TO THE CURRENT COMPONENTS OF THE NYSE® INTERNATIONAL TARGET 25 PORTFOLIO 95% PRINCIPAL PROTECTION DUE FEBRUARY 26, 2010
OFFERING PERIOD: FEBRUARY 5, 2008 – FEBRUARY 25, 2008
SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody's Aa2, S&P AA-)
Lead Agent:	ABN AMRO Incorporated
Offerings:	Two Year 95% Principal Protected Notes Linked to the NYSE® International Target 25 Portfolio due February 26, 2010 (the “Securities”)
Underlying Basket:	The 25 common stocks, Global Shares and American Depositary Shares included in the NYSE®International Target 25 Portfolio* as of the pricing date, namely:
	Basket Stock	Bloomberg Code	Currency	Weight
	Royal Bank of Canada	RY	USD	4.0%
	France Telecom(1)	FTE	USD	4.0%
	Repsol YPF, S.A.(1)	REP	USD	4.0%
	Deutsche Telekom AG(1)	DT	USD	4.0%
	Daimler AG(2)	DAI	USD	4.0%
	Canadian Imperial Bank of Commerce	CM	USD	4.0%
	Mitsubishi UFJ Financial Group, Inc.(1)	MTU	USD	4.0%
	Honda Motor Co., Ltd.(1)	HMC	USD	4.0%
	Telecom Italia S.p.A.(1)	TI	USD	4.0%
	Nippon Telegraph and Telephone Corporation(1)	NTT	USD	4.0%
	Aegon N.V.(2)	AEG	USD	4.0%
	Lloyds TSB Group plc(1)	LYG	USD	4.0%
	Royal Bank of Scotland Group plc(1)	RBS	USD	4.0%
	Deutsche Bank Corporation(2)	DB	USD	4.0%
	Toyota Motor Corporation	TM	USD	4.0%
	Allied Irish Banks, plc(1)	AIB	USD	4.0%
	Eni SpA(1)	E	USD	4.0%
	Kookmin Bank(1)	KB	USD	4.0%
	Allianz SE(1)	AZ	USD	4.0%
	Credit Suisse Group(1)	CS	USD	4.0%
	ING Groep N.V.(1)	ING	USD	4.0%
	UBS AG(2)	UBS	USD	4.0%
	Korea Electric Power Corporation(1)	KEP	USD	4.0%
	Barclays Plc(1)	BCS	USD	4.0%
	Statoil ASA(1)	STO	USD	4.0%
	*These 25 common stocks, Global Shares and American Depositary Shares were selected by First Trust Portfolios L.P.
	from the stocks which comprise the NYSE International 100 Index® to comprise the components of a unit investment trust
	sponsored by First Trust Portfolios L.P.For additional information see "What is the Underlying Basket" in this pricing sheet.
	(1) Linked to American Depository Shares rather than to common stock.
	(2) Linked to Global Shares which are listed on the NYSE.
	We refer to each of the common stocks, Global Shares or American Depositary Shares comprising the Underlying Basket as a basket stock.

Coupon:		None. The Securities do not pay interest.
Denomination/Principal:		Each Security has a principal amount of $1,000. The Securities will be issued in integral multiples of $1,000
Issue Size:		TBD
Issue Price:		100%
Principal Protection Level:		95%.
Payment at Maturity:		The payment at maturity for each $1,000 principal amount of the Securities is based on the performance of the Underlying Basket as follows:
• If the basket return is positive, we will pay you an amount in cash equal to the sum of $1,000 + ($1,000 x basket return).
•
If the basket return is zero or negative, we will pay you an amount in cash equal to the greater of (i) the sum of $1,000 and the basket return and (ii) $950. Consequently, a decline in the value of the Underlying Basket will always reduce your cash payment at maturity below the principal amount of your Securities and you could lose up to 5% of your initial principal investment.

Basket Return:		The sum of the capped stock returns for each basket stock times the weight assigned to such basket stock.
Weight:		.04 (or 4%) for each basket stock.
Stock Return:		For each basket stock, the percentage change in its price per share calculated as follows:
Final Stock Price – Initial Stock Price
Initial Stock Price
Capped Stock Return:		For each basket stock, the lesser of (i) the stock return and (ii) 40.00%.
Initial Stock Price:
For each basket stock, the closing price per share of such basket stock on the pricing date. The initial stock price and therefore the stock return for each basket stock and the basket return is subject to adjustment for certain corporate events affecting the basket stocks, which we describe in the related pricing supplement.

Final Stock Price:		For each basket stock, the closing price per share of such basket stock on the determination date.
Contingent Payment Debt
instrument Comparable Yield:		TBD on Pricing Date
Indicative Secondary Pricing:		• Internet at: www.s-notes.com
• Bloomberg at: PIPN
Status:		Unsecured, unsubordinated obligations of the Issuer
CUSIP Number:	00083GBA1	ISIN Code: US00083GBA13
Trustee:		Wilmington Trust Company
Securities Administrator		Citibank, N.A.
Settlement:		DTC, Book Entry, Transferable
Selling Restrictions:		Sales in the European Union must comply with the Prospectus Directive.
Offering Period:		February 5, 2008, up to and including February 25, 2008
Proposed Pricing Date:		February 26, 2008, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Proposed Settlement Date:		February 29, 2008
Determination Date:		February 23, 2010, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Maturity Date:		February 26, 2010 (2 years)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and this offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

Summary

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

The Securities are non-interest paying senior notes issued by us ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities have a maturity of two years.  The payment at maturity on the Securities is determined based on the capped performance of the NYSE®  International Target 25 Portfolio, which we refer to as the Underlying Basket, as of the determination date, as described below.  Unlike ordinary debt securities, the Securities do not pay interest. The payment at maturity is exposed to any decline in the value of the Underlying Basket as of the Determination Date, subject to a minimum return of $950 per $1,000 principal amount of Securities. Therefore a portion of your principal is at risk and you could lose up to 5% of your initial principal investment if the Underlying Basket declines in value and the Basket Return is negative.  In addition, if the Basket Return is positive, payment at maturity will be limited because the percentage increase of the Underlying Basket calculated as of the determination date is capped, on a per share basis, at 40% of the appreciation of each basket stock.

What will I receive at maturity of the Securities?

For each $1,000 principal amount of the Securities, at maturity:

If the basket return is positive, we will pay you an amount in cash equal to the sum of $1,000 + ($1000 x basket return).

If the basket return is zero or negative, we will pay you an amount in cash equal to the greater of (i) $1,000 and the basket return, or (ii) $950.

How is the basket return calculated?

The basket return will be equal to the sum of the capped stock returns for each of the 25 basket stocks times the weight of each basket stock. The weight of each basket stock is .04 or 4.0% .

What is the stock return and the capped stock return and how are they calculated?

The stock return, which is calculated for each basket stock, is the percentage change in the price per share of such basket stock from the pricing date when the initial price is set to the determination date when the final price is determined. The stock return is calculated as follows:

Final Stock Price – Initial Stock Price
Initial Stock Price

The capped stock return is the lesser of (i) the stock return with respect to the relevant basket stock and (ii) 40%. The 40% represents a cap on the appreciation of the basket stock during the term of the Securities.

Because of the cap, even if the price of a basket stock appreciates more than 40%, the stock return for such basket stock can never exceed 40%.

Will I receive interest payments on the Securities?

No. You will not receive any interest payments on the Securities.

Will I get my principal back at maturity?

The Securities are not fully principal protected. Subject to the credit of ABN AMRO Bank, N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the issuer’s obligations under the Securities, you will receive at maturity at least $950 per $1,000 principal amount of Securities, regardless of the Basket Return as of the Determination Date. However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include the return of $950 for each $1,000 principal amount of Securities. There may be little or no secondary market for the Securities. Accordingly, you should be willing to hold your securities until maturity.

Can you give me examples of the payment I will receive at maturity depending on the percentage change in the value of the Underlying Basket?

Example 1: If, for example, the stock returns on 3 of the 25 basket stocks are each .10, the stock returns on 4 of the 25 basket stocks are each .20, the stock returns on 5 of the 25 basket stocks are each .55, the stock returns on 6 of the 25 basket stocks are each -.15 and the stock returns on 7 of the 25 basket stocks are each -.07 and the corresponding capped stock returns are .10 for each of 3 basket stocks, .20 for each of 4 basket stocks, .40 for each of 5 basket stocks, -.15 for each of 6 basket stocks, and -.07 for each of the remaining 7 basket stocks, the basket return would be calculated as:

((.10 x .04) x 3) + ((.20 x .04) x 4) + ((.40 x .04) x 5) + ((-.15 x .04) x 6) + ((-.07 x .04) x 7) = .0684 or 6.84%

Because the basket return is positive, at maturity, we would pay you: $1000 + ($1,000 x .0684) = $1068.40

Accordingly, at maturity, you would receive a total payment of $1,068.40 for each $1,000 principal amount of the Securities. In this case, the Underlying Basket increased by a weighted average of 9.84% over the life of the Securities. Because the stock return on each basket stock is capped at 40%, the increase in the Underlying Basket is 6.84% and you would have received a 6.84% return on your initial principal investment. Your return is less than the actual increase in the Underlying Basket because the stock return on each basket stock is capped at 40%.

Example 2: If, for example, the stock returns on 3 of the 25 basket stocks are each .10, the stock returns on 4 of the 25 basket stocks are each .15, the stock returns on 5 of the 25 basket stocks are each .20, the stock returns on 6 of the 25 basket stocks are each .55 and the stock returns on 7 of the 25 basket stocks are each .60 and the corresponding capped stock returns are .10 for each of 3 basket stocks, .15 for each of 4 basket stocks, .20 for each of 5 basket stocks, .40 for each of 6 basket stocks, and .40 for each of the remaining 7 basket stocks, the basket return would be calculated as:

 ((.10 x .04) x 3) + ((.15 x .04) x 4) + ((.20 x .04) x 5) + ((.40 x .04) x 6) + ((.40 x .04) x 7) = .2840 or 28.40%

 Because the basket return is positive, at maturity, we would pay you:

$1000 + ($1,000 x .2840) = $1284.00

Accordingly, at maturity, you would receive a total payment of $1284.00 for each $1,000 principal amount of the Securities. In this case, the Underlying Basket increased by a weighted average of 37.60% over the life of the Securities. Because the stock return on each basket stock is capped at 40%, the increase in the Underlying Basket is 28.40% and you would have received a 28.40% return on your initial principal investment. Your return is less than the actual increase in the Underlying Basket because the stock return on each basket stock is capped at 40%.

 Example 3: If, for example, the stock returns on 3 of the 25 basket stocks are each -.70, the stock returns on 4 of the 25 basket stocks are each -.20, the stock returns on 5 of the 25 basket stocks are each -.30, the stock returns on 6 of the 25 basket stocks are each -.15 and the stock returns on 7 of the 25 basket stocks are each .07. These stock returns are not capped because the 40% cap does not apply to negative amounts. Accordingly, the basket return would be calculated as:

(-.70 x .04 x 3) + (-.20 x .04 x 4) + (-.30 x .04 x 5) + (-.15 x .04 x 6) + (.07 x .04 x 7) = -.1924 or -19.24%

Because the Underlying Basket is negative, at maturity you would receive an amount in cash per Security equal to the greater of (i) the sum of $1,000 and the Underlying Basket, or $1,000 – ($1000 x -.1924) = $807.60, and (ii) $950. Consequently, you would receive $950 for each $1,000 principal amount of your Securities. In this case, the Underlying Basket decreased by 19.24% over the life of the Securities and you would have lost 5% of your initial principal investment.

These examples are for illustrative purposes only. It is not possible to predict the basket return of the Underlying Basket on the determination date.

Do I benefit from any appreciation in the Underlying Basket over the life of the Securities?

You benefit from any appreciation in the Underlying Basket, but your return in the event of such appreciation is capped at 40% so you do not benefit from 100% of any appreciation in the Underlying Basket.

What is the Underlying Basket?

The Underlying Basket consists of the 25 stocks which comprise the NYSE® International Target 25 Portfolio. These 25 stocks were selected by First Trust Portfolios L.P., which is not an affiliate of ABN AMRO Bank N.V. or ABN AMRO Holding N.V., to comprise the components of a unit investment trust sponsored by First Trust Portfolios L.P. First Trust Portfolios L.P. selected these 25 stocks from the stocks which comprise the NYSE International 100 Index® . We had no control over the selection of the basket stocks and did not participate in the selection of the basket stocks, nor have we reviewed or approved the methodology by which First Trust Portfolios L.P. selected the basket stocks.  The Securities reference these basket stocks only because the stocks are components of the NYSE® International Target 25 Portfolio. You should read “What is the Underlying Basket and How Have the Basket Stocks Performed Historically?" and "The Basket Stocks were Chosen Only Because they are Included in the NYSE International Target 25 Portfolio" in the related Pricing Supplement for additional information regarding the Underlying Basket.

What if I have more questions?

You should read “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities.  ABN AMRO has filed a registration statement (including a Prospectus and Prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any Underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

You should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to your particular circumstances before deciding to purchase them.  It is important that prior to investing in these Securities you read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities.  Any obligations or Securities sold, offered, or recommended are not deposits of ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Market and Principal Risk

The Securities do not pay any interest. The rate of return, if any, will depend on the performance of the basket stocks comprising the Underlying Basket. Return of principal on the Securities is only guaranteed up to 95%, subject to our credit and the credit of Holding. If the Basket Return is negative, the amount of cash paid to you at maturity will be less than the principal amount of the Securities and you could lose up to 5% of your initial principal investment. In addition, if the Basket Return is positive, payment at maturity will be limited because the percentage increase of the Underlying Basket calculated as of the determination date is capped, on a per share basis, at 40% of the appreciation of each basket stock.

Liquidity Risk

ABN AMRO Bank N.V. does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and you may not receive your full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the appreciation or depreciation, if any, of the Underlying Basket, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

The Securities will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. Accordingly, U.S. taxable investors, regardless of their method of accounting, will be required to accrue as ordinary income amounts based on the “comparable yield” of the Securities, as determined by us, even though they will receive no payment on the Securities until maturity. In addition, any gain recognized upon a sale, exchange or retirement of the Securities will generally be treated as ordinary interest income for U.S. federal income tax purposes.

You should review the “Taxation” section in the related pricing supplement. You should also review the section entitled “United States Federal Taxation” and in particular the sub-section entitled “United States Federal Taxation—Contingent Payment Debt Instruments” in the accompanying Prospectus Supplement. Additionally, you are urged to consult your tax advisor regarding the tax treatment of the Securities and whether a purchase of the Securities is advisable in light of the tax treatment and your particular situation.

This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Securities, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code. You should seek your own advice based on your particular circumstances from an independent tax advisor.

On December 7, 2007, the U.S. Treasury and the Internal Revenue Service released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.

The notice focuses in particular on whether to require holders of instruments such as the Securities to accrue constructive income over the term of their investment in the Securities. It also asks for comments on a number of related topics, including how the IRS characterizes income or loss with respect to these instruments; the relevance to such characterization of factors such as the exchange-traded status of the instrument and the nature of the underlying property to which the instrument is linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge.

While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the Securities, possibly on a retroactive basis.

You should consult your tax advisor regarding the notice and its potential implications for an investment in the Securities.

NYSE® Disclaimer

NYSE® and NYSE International 100 Index® are service marks of NYSE Group, Inc. NYSE Group, Inc. has no relationship to ABN AMRO Bank N.V., other than the licensing of the service marks for use in connection with the Securities.  NYSE Group, Inc. does not: sponsor, endorse, sell or promote the Securities; recommend that any person invest in the Securities or any other securities; have any responsibility or liability for or make any decisions about the timing, amount, pricing or the calculation of any payment at maturity of the Securities; have any responsibility or liability for the administration, management or marketing of the Securities; consider the needs of the Securities or the owners of the Securities in determining, composing or calculating the NYSE International 100 Index® (the "Index") or have any obligation to do so.

NYSE Group, Inc. will not have any liability in connection with the Securities. Specifically, NYSE Group, Inc. does not make any warranty, express or implied, and NYSE Group, Inc. disclaims any warranty about: The results to be obtained by the Securities, the owner of the Securities or any other person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the of the Index and its data; the merchantability and the fitness for a particular purpose or use of the Index and its data. NYSE Group, Inc. will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE Group, Inc. or any of its affilaites be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE Group, Inc. knows that they might occur.

The licensing agreement between ABN AMRO Bank N.V. and NYSE Group, Inc. is soley for their benefit and not for the benefit of the owners of the Securities or any other third parties.